EXHIBIT 99.29

Notice to ASX/LSE

Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

Dividend Reinvestment

27 September 2018

Rio Tinto plc notifies the London Stock Exchange (LSE) of PDMR/KMP interests in securities of Rio Tinto plc, in compliance with the EU Market Abuse Regulation. As part of its dual listed company structure, Rio Tinto voluntarily notifies the Australian Securities Exchange (ASX) of material dealings in Rio Tinto plc shares by PDMR/KMP and both the ASX and the LSE of material dealings by PDMR/KMP in Rio Tinto Limited securities.

Rio Tinto Employee Vested Share Account (VSA) dividend reinvestment plan

Rio Tinto plc ordinary shares of 10p each (‘shares’) and Rio Tinto Limited ordinary shares (‘shares’) held in a VSA are subject to a dividend reinvestment plan whereby cash dividends are used to buy Rio Tinto plc or Rio Tinto Limited shares in the market.

On 25 September 2018 the following PDMRs/KMP acquired shares in Rio Tinto plc under a dividend reinvestment plan, on shares held in a VSA.

Security	Name of PDMR/KMP	Number of Shares Acquired	Price per Share GBP
Rio Tinto plc shares	Baatar, Bold	352.62284	38.166985
Rio Tinto plc shares	Barrios, Alfredo	196.83139	38.166985
Rio Tinto plc shares	Jacques, Jean-Sébastien	2.91353	38.166985
Rio Tinto plc shares	Kirikova, Vera	62.13068	38.166985
Rio Tinto plc shares	McIntosh, Stephen	21.09705	38.166985
Rio Tinto plc shares	Niven, Simone	61.13322	38.166985

On 26 September 2018 the following PDMRs/KMP acquired shares in Rio Tinto Limited under a dividend reinvestment plan, on shares held in a VSA.

Security	Name of PDMR/KMP	Number of Shares Acquired	Price per Share AUD
Rio Tinto Limited shares	Farrell, Joanne	158.00075	79.56
Rio Tinto Limited shares	McIntosh, Stephen	232.47674	79.56
Rio Tinto Limited shares	Salisbury, Christopher	39.38938	79.56
Rio Tinto Limited shares	Soirat, Arnaud	385.61551	79.56
Rio Tinto Limited shares	Trott, Simon	110.00992	79.56

UK Share Plan (UKSP) dividend reinvestment plan

The UKSP is an HMRC approved Share Incentive Plan under which qualifying UK employees are able to purchase, on a quarterly basis, Rio Tinto plc shares. Rio Tinto plc shares are purchased out of monthly deductions from salary, and participants are allocated an equivalent number of shares free of charge (UKSP matching shares).  Qualifying UK employees are also awarded Free Shares once a year.

Rio Tinto plc shares held in the UKSP are subject to a dividend reinvestment plan whereby cash dividends are used to buy Rio Tinto plc shares in the market.

On 25 September 2018 the following PDMRs/KMP acquired shares in Rio Tinto plc under a dividend reinvestment plan, on shares held in a UKSP.

Security	Name of PDMR/KMP	Number of Shares Acquired	Price per Share GBP
Rio Tinto plc shares	Baatar, Bold	3	38.166985
Rio Tinto plc shares	Jacques, Jean-Sébastien	44	38.166985
Rio Tinto plc shares	Kirikova, Vera	10	38.166985
Rio Tinto plc shares	McIntosh, Stephen	19	38.166985
Rio Tinto plc shares	Niven, Simone	21	38.166985
Rio Tinto plc shares	Soirat, Arnaud	4	38.166985

Global Employee Share Plan (GESP) dividend reinvestment plan

Under the GESP employees are able to purchase, on a quarterly basis, Rio Tinto plc ordinary shares, Rio Tinto plc ADRs or Rio Tinto Limited ordinary shares. Shares are purchased out of monthly deductions from salary, and participants are allocated an equivalent number of shares or ADRs free of charge, conditional upon satisfying the terms of the GESP.

Rio Tinto plc shares and ADRs, and Rio Tinto Limited shares held in the GESP are subject to a dividend reinvestment plan whereby cash dividends are used to buy Rio Tinto plc shares and ADRs and Rio Tinto Limited shares in the market under the terms of the GESP.

On 25 September 2018 the following PDMRs/KMP acquired Rio Tinto plc shares under a dividend reinvestment plan, on shares held in the GESP.

Security	Name of PDMR/KMP	Number of Shares Acquired	Price per Share GBP
Rio Tinto plc shares	Baatar, Bold	5.1772	38.166985
Rio Tinto plc shares	Barrios, Alfredo	11.9367	38.166985
Rio Tinto plc shares	Jacques, Jean-Sébastien	10.404	38.166985
Rio Tinto plc shares	Kirikova, Vera	4.9021	38.166985
Rio Tinto plc shares	Trott, Simon	1.2164	38.166985

On 26 September 2018 the following PDMRs/KMP acquired Rio Tinto Limited shares under a dividend reinvestment plan, on shares held in the GESP.

Security	Name of PDMR/KMP	Number of Shares Acquired	Price per Share AUD
Rio Tinto Limited shares	Farrell, Joanne	13.2776	79.56
Rio Tinto Limited shares	McIntosh, Stephen	16.274	79.56
Rio Tinto Limited shares	Trott, Simon	18.1305	79.56

Rio Tinto plc and Rio Tinto Limited dividend reinvestment plans

Rio Tinto plc and Rio Tinto Limited offer a dividend reinvestment plan that gives shareholders the opportunity to use their cash dividends to buy Rio Tinto plc or Rio Tinto Limited shares respectively, in the market.

On 25 September 2018 the following PDMRs/KMP acquired ordinary shares in Rio Tinto plc under a dividend reinvestment plan.

Security	Name of PDMR/KMP	Number of Shares Acquired	Price per Share GBP
Rio Tinto plc shares	Farrell, Joanne	78	38.166985

On 26 September 2018 the following PDMRs/KMP acquired ordinary shares in Rio Tinto Limited under a dividend reinvestment plan.

Security	Name of PDMR/KMP	Number of Shares Acquired	Price per Share AUD
Rio Tinto Limited shares	Farrell, Joanne	549	79.56

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82
Classification: 2.2. Inside information disclosed under article 19 of the Market Abuse Regulation

Steve Allen Group Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD T +44 20 7781 2058 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404